September 19, 2008

Via Hand and EDGAR

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Re:	UnionBanCal Corporation

      Schedule 13E-3

      Schedule TO

      File No. 005-48533

      Filed August 29, 2008 by the Bank of Tokyo-Mitsubishi UFJ, Ltd., and

Mitsubishi UFJ Financial Group, Inc.

Dear Mr. Duchovny:

On behalf of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) and Mitsubishi UFJ Financial Group, Inc. (“MUFG”, and together with BTMU, the “Filing Persons”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 9, 2008 (the “Comment Letter”) relating to the above-referenced Schedule 13E-3 and Schedule TO filed on August 29, 2008. The Filing Persons have revised the Schedule 13E-3 and Schedule TO in response to the Staff’s comments and are filing concurrently with this letter an amended Schedule 13E-3 and Schedule TO (together under cover of the amended Schedule TO), which reflect these revisions and generally update the information contained therein.

Daniel F. Duchovny, Esq.	-2-

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Offer to Purchase in the amended Schedule TO.

Offer to Purchase

Summary Term Sheet, page 1

1.	Please include a summary of the Special Factors with respect to the going private transaction in the summary term sheet.

RESPONSE: In response to the Staff’s comment, the following has been added before the first full paragraph on page 2 of the Offer to Purchase under “Summary Term Sheet”:

“Why are you making the Offer?” and “Do you believe that the Offer is fair to the Company’s unaffiliated stockholders?”

Background to the Offer, page 8

2.	Please describe the “certain additional data” Credit Suisse was instructed to provide to Morgan Stanley on June 25, 2008.

RESPONSE: In response to the Staff’s comment, the second full paragraph on page 13 of the Offer to Purchase under “Special Factors – Background to the Offer and Merger” has been revised.

Our Position as to Fairness of the Offer and the Merger, page 17

3.	We note your disclosure here and elsewhere in the offer document that the filing persons determined that the offer and merger are “fair to the Company’s public stockholders.” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, references to “public stockholders” have been amended to read “unaffiliated stockholders” on pages 17-19 of the Offer to Purchase.

4.	It is unclear whether the bidders based their fairness determination on the analysis and discussion of the financial advisor. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others,

Daniel F. Duchovny, Esq.	-3-

such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise or advise. We may have additional comments.

RESPONSE: In response to the Staff’s comment, the disclosure in the sixth bullet point on page 17 of the Offer to Purchase under the sub-heading “Certain Factors Considered in Determining Fairness” under “Special Factors—Our Position as to Fairness of the Offer and the Merger” has been amended.

5.	Please provide the disclosure required under Instruction 2 to Item 1014 of Regulation M-A with respect to the going concern value of the company.

RESPONSE: In response to the Staff’s comment, disclosure relating to the going concern value of the Company has been added to the disclosure in the sixth bullet point on page 17 of the Offer to Purchase under the sub-heading “Certain Factors Considered in Determining Fairness” under “Special Factors—Our Position as to Fairness of the Offer and the Merger”.

6.	Please describe how the financial interests of MUFG are different from those of the company’s security holders.

RESPONSE: In response to the Staff’s comment, the disclosure in the first and second negative factors on page 18 of the Offer to Purchase under the sub-heading “Certain Factors Considered in Determining Fairness” under “Special Factors – Our position as to Fairness of the Offer and the Merger” has been revised.

7.	Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to Morgan Stanley and each of the parties listed therein.

RESPONSE: In response to the Staff’s comment, the carry-over paragraph on pages 24-25 of the Offer to Purchase under the sub-section captioned “Miscellaneous” under “Special Factors – Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger” has been revised.

Daniel F. Duchovny, Esq.	-4-

Purpose and Structure of the Offer, page 25

8.	Revise your disclosure to indicate why the filing persons are undertaking the going private transaction at this time as opposed to other times in the company’s operating history. Refer to Item 1013(c) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the sub-section captioned “Reasons” under “Special Factors – Purpose and Structure of the Offer and the Merger; Reasons; Alternatives” on page 26 of the Offer to Purchase has been revised.

Interest of Certain Persons in the Offer, page 40

9.	Please tell us why you need to qualify the disclosure in this section by reference to “the best knowledge” of the bidders. What prevents you from knowing and disclosing this information? Please delete or explain the qualifiers.

RESPONSE: In response to the Staff’s comment, the sub-section captioned “Securities Transactions” under “Special Factors – Interest of Certain Persons in the Offer” on page 41 of the Offer to Purchase has been revised to remove all references to “the best knowledge” of BTMU and MUFG.

The Offer

Acceptance for Payment, page 49

10.	Please revise the language in this section that states that you will return unpurchased securities “as promptly as practicable” after the expiration or termination of the offer to state that you will make such returns “promptly” as required by Rule 14e-1(c).

RESPONSE: In response to the Staff’s comment, the penultimate paragraph on page 50 of the Offer to Purchase under “The Offer – Acceptance for Payment and Payment for Shares” has been revised to delete “as promptly as practicable”, replacing this language with “promptly”.

Certain Conditions of the Offer, page 60

11.	We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and form time to time.” Defining the conditions as an ongoing right that may be asserted at any time and form time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

RESPONSE: In response to the Staff’s comment, the end of the first sentence in the first full paragraph under sub-paragraph (g) under “The Offer – Certain Conditions of the Offer” on page 61 of the Offer to Purchase has been revised.

Daniel F. Duchovny, Esq.	-5-

12.	Refer to the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidders must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and reticulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

RESPONSE: In response to the Staff’s comment, the Filing Persons confirm that they understand that when a condition is triggered and a decision is made to proceed with the offer anyway, such decision to proceed constitutes a waiver of the triggered condition that, depending on the materiality of the waived condition and the number of days remaining in the offer, may require an extension of the offer and recirculation of new disclosure to security holders.

On behalf of the Filing Persons, we confirm that the Filing Persons acknowledge, in connection with the filing of amendments to the Schedule 13E-3 and Schedule TO referred to above (together, the “Filings”) in response to the Staff’s comments:

•	they are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

•

the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Daniel F. Duchovny, Esq.	-6-

Please do not hesitate to call Kenji P. Taneda (1-212-558-7239) or me (1-212-558-4077) with any further questions or comments you may have regarding the Filings, or if you wish to discuss any of the foregoing responses.

Yours very truly,

/s/ Donald J. Toumey
Donald J. Toumey

(Enclosures)

cc:	Nobuyuki Hirano

(Mitsubishi UFJ Financial Group, Inc.)

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

Robert E. Hand

(Mitsubishi UFJ Financial Group, Inc.)

Akira Kamiya

Thomas A. Pennington

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

H. Rodgin Cohen

Stanley F. Farrar

(Sullivan & Cromwell LLP)